 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

Commission File Number: 001-32929

POLYMET MINING CORP.
(Translation of registrant's name into English)

100 King Street, Suite 5700
Toronto, ON Canada M5X 1C7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[    ] Form 20-F   [ X ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [               ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [               ]

EXPLANATORY NOTE

This report on Form 6-K and attached exhibit are incorporated by reference into Registration Statement No. 333-192208 and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished by PolyMet Mining Corp. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SUBMITTED HEREWITH

Exhibits

99.1	Condensed Interim Consolidated Financial Statements for the Three and Nine Months Ended October 31, 2017
99.2	Management Discussion and Analysis for the Three and Nine Months Ended October 31, 2017
99.3	Form 52-109F2 - Certification of Interim Filings - CEO
99.4	Form 52-109F2 - Certification of Interim Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PolyMet Mining Corp.
(Registrant)

Date: December 7, 2017	By:	/s/ Jonathan Cherry
Jonathan Cherry
	Title:	President and CEO